Exhibit 99.1

NetNut Launches Operation in China with a First Customer for its Secure Internet Access Solution

Herzliya, Israel – December 12, 2019 – Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, today announced that its wholly owned subsidiary, NetNut Ltd., has successfully launched its operation in China with the first customer in the Chinese market for its secure internet access service.

NetNut provides business customers with a proxy service that allows them to collect data anonymously and infinitely from any public online sources. The service is based on NetNut’s unique optimized proxy and traffic redirection technology deployed with internet service providers and internet exchange points worldwide, thus ensuring quality of its service.

“The expansion to the Chinese market has been part of our strategic plan in the past few months and going into year 2020,” said Barak Avitbul, CEO of NetNut. “We are very happy that our efforts to fulfill this goal have now come to fruition and with several additional potential customers in China already in trials, we expect to start generating significant revenues from this market in 2020.”

About Safe-T® Group Ltd.

Safe-T Group Ltd. (NADSAQ, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services. With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T’s SDP solution on AWS Marketplace is available here: https://aws.amazon.com/marketplace/pp/prodview-emepbcx75syvo?qid=1567107500648&sr=0-1&ref_=srh_res_product_title

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the advantages of NetNut Ltd’s secure internet access service, the potential for additional customers and revenues in the Chinese market and the timing thereof. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

COMPANY CONTACT:

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110